EXHIBIT 99.2

CANAGOLD RESOURCES LTD. ANNOUNCES VOTING RESULTS FROM

ANNUAL GENERAL AND SPECIAL MEETING

June 20, 2023 – Vancouver, BC – Canagold Resources Ltd. (TSX: CCM, OTC-QB: CRCUF, Frankfurt: CANA) (the “Company”) announces that at its annual general and special meeting of shareholders held on June 19, 2023 (the “Meeting”), all directors nominated listed in the Information Circular dated May 17, 2023 were elected. The detailed results are as follows:

Nominee Director	Votes For	% Votes For	Votes Withheld	% Votes Withheld
Sofia Bianchi	73,489,301	91.33	6,972,287	8.67
Kadri Dagdelen	79,930,704	99.34	530,884	0.66
Michael Doyle	73,494,293	91.34	6,967,295	8.66
Carmen Letton	79,971,112	99.39	490,476	0.61
Andrew Trow	79,934,004	99.34	527,584	0.66

At the Meeting, the Shareholders of the Company also approved:

•	To fix the number of directors at five;

•	Re-appointment of Smythe LLP, Chartered Professional Accountants, as the auditor of the Company for the ensuing year and authorizing the the directors to fix their remuneration;

•	As described in Company’s Information Circular dated May 17, 2023:

(i)

Ratification of the Company’s Omnibus Incentive Plan, and (ii) approve and authorize for grant all currently available and unallocated option entitlements issuable under the Omnibus Incentive Plan until June 19, 2026, and (iii) approve the Options and DSU awards under the Omnibus Incentive Plan.

•	The adoption of the Company’s new Business Corporations Act (British Columbia) Articles, that include Advance Notice Provisions, as described in the Company’s Information Circular dated May 17, 2023.

•	A non-binding advisory ordinary resolution on the Company’s approach to executive compensation, as described in the Company’s Information Circular dated May 17, 2023.

A detailed report on the voting results is filed on the Company’s SEDAR corporate profile at  www.sedar.com.

ON BEHALF OF CANAGOLD RESOURCES LTD.

“Original Signed By Catalin Kilofliski”

Catalin Kilofliski

Chief Executive Officer

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ABOUT CANAGOLD RESOURCES LTD.

Canagold Resources Ltd. is a growth-oriented gold exploration company focused on advancing the New Polaris Project through feasibility and permitting. Canagold is also seeking to grow its assets base through future acquisitions of additional advanced projects. The Company has access to a team of technical experts that can help unlock significant value for all Canagold shareholders.

For further information please contact:

Knox Henderson,VP Corporate Development

Tel: (604) 604-416-0337; Cell: (604) 551-2360

Toll Free: 1-877-684-9700 Email: knox@canagoldresources.com

Website: www.canagoldresources.com

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Statements contained in this news release that are not historical facts are forward-looking information that involves known and unknown risks and uncertainties. Forward-looking statements in this news release include, but are not limited to, statements with respect to the future performance of Canagold, and the Company’s plans and exploration programs for its mineral properties, including the timing of such plans and programs. In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “has proven”, “expects” or “does not expect”, “is expected”, “potential”, “appears”, “budget”, “scheduled”, “estimates”, “forecasts”, “at least”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks and other factors include, among others risks related to the uncertainties inherent in the estimation of mineral resources; commodity prices; changes in general economic conditions; market sentiment; currency exchange rates; the Company’s ability to continue as a going concern; the Company’s ability to raise funds through equity financings; risks inherent in mineral exploration; risks related to operations in foreign countries; future prices of metals; failure of equipment or processes to operate as anticipated; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals; government regulation of mining operations; environmental risks; title disputes or claims; limitations on insurance coverage and the timing and possible outcome of litigation. Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, do not place undue reliance on forwardlooking statements. All statements are made as of the date of this news release and the Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

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